UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

ROCKLEY PHOTONICS HOLDINGS LTD

(Name of Issuer)

Ordinary Shares, nominal value $0.000004026575398 per share

(Title of Class of Securities)

G7614L109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7614L109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Morningside Technology Ventures Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,092,279
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,092,279

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,092,279
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.6% (1)
12.	Type of Reporting Person (See Instructions) CO

(1)

Based upon 127,219,418 ordinary shares outstanding as of November 12, 2021, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission (the “SEC”) on December 10, 2021, filed with the SEC pursuant to Rule 424(b)(3) on December 10, 2021.

CUSIP No. G7614L109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MTVL, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,425,718
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,425,718

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,425,718
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.5% (1)
12.	Type of Reporting Person (See Instructions) CO

(1)

Based upon 127,219,418 ordinary shares outstanding as of November 12, 2021, as reported in the Issuer’s prospectus supplement filed with the SEC on December 10, 2021, filed with the SEC pursuant to Rule 424(b)(3) on December 10, 2021.

CUSIP No. G7614L109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frances Anne Elizabeth Richard
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,092,279
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,092,279

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,092,279
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.6% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)

Based upon 127,219,418 ordinary shares outstanding as of November 12, 2021, as reported in the Issuer’s prospectus supplement dated December 10, 2021, filed with the SEC pursuant to Rule 424(b)(3) on December 10, 2021.

CUSIP No. G7614L109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cheung Ka Ho
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,092,279
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,092,279

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,092,279
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.6% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)

Based upon 127,219,418 ordinary shares outstanding as of November 12, 2021, as reported in the Issuer’s prospectus supplement dated December 10, 2021, filed with the SEC pursuant to Rule 424(b)(3) on December 10, 2021.

CUSIP No. G7614L109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jill Marie Franklin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,092,279
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,092,279

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,092,279
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.6% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)

Based upon 127,219,418 ordinary shares outstanding as of November 12, 2021, as reported in the Issuer’s prospectus supplement dated December 10, 2021, filed with the SEC pursuant to Rule 424(b)(3) on December 10, 2021.

CUSIP No. G7614L109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter Stuart Allenby Edwards
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,092,279
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,092,279

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,092,279
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.6% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)

Based upon 127,219,418 ordinary shares outstanding as of November 12, 2021, as reported in the Issuer’s prospectus supplement dated December 10, 2021, filed with the SEC pursuant to Rule 424(b)(3) on December 10, 2021.

CUSIP No. G7614L109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cheng Yee Wing Betty
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,425,718
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,425,718

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,425,718
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.5% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)

Based upon 127,219,418 ordinary shares outstanding as of November 12, 2021, as reported in the Issuer’s prospectus supplement dated December 10, 2021, filed with the SEC pursuant to Rule 424(b)(3) on December 10, 2021.

CUSIP No. G7614L109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wong See Wai
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,425,718
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,425,718

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,425,718
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.5% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)

Based upon 127,219,418 ordinary shares outstanding as of November 12, 2021, as reported in the Issuer’s prospectus supplement dated December 10, 2021, filed with the SEC pursuant to Rule 424(b)(3) on December 10, 2021.

Item 1.

(a)	Name of Issuer Rockley Photonics Holdings Ltd.
(b)	Address of Issuer’s Principal Executive Offices Harbour Place, 2nd Floor, 103 South Church Street George Town, Cayman Islands, KY1-1106

Item 2.

(a)

Name of Person Filing

Morningside Technology Ventures Ltd (“Morningside”)

MTVL, LLC

Frances Anne Elizabeth Richard

Cheung Ka Ho

Jill Marie Franklin

Peter Stuart Allenby Edwards

Cheng Yee Wing Betty

Wong See Wai

(b)

Address of Principal Business Office or, if none, Residence

With respect to Morningside, Ms. Richard, Mr.Cheung, Ms. Franklin and Mr. Edwards:

c/o THC Management Services S.A.M.

2nd Floor, Le Prince De Galles

3-5 Avenue Des Citronniers

MC 98000, Monaco

With copies to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

Springfield Financial Advisory Limited

Attn: Alice Li/Makim Ma

22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

With respect to MTVL, Ms. Cheng and Mr. Wong:

22nd Floor Hang Lung Centre, 2-20 Paterson Street

Causeway Bay, Hong Kong

With copies to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

Springfield Financial Advisory Limited

Attn: Alice Li/Makim Ma

22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

(c)

Citizenship
Morningside Technology Ventures Ltd – British Virgin Islands

MTVL, LLC – Delaware

Frances Anne Elizabeth Richard - United Kingdom

Cheung Ka Ho – Hong Kong

Jill Marie Franklin – United Kingdom

Peter Stuart Allenby Edwards – United Kingdom

Cheng Yee Wing Betty - Hong Kong

Wong See Wai - Hong Kong

(d)	Title of Class of Securities Ordinary Shares
(e)	CUSIP Number G7614L109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Morningside Technology Ventures Ltd – 7,092,279 shares MTVL, LLC - 4,425,718 shares

Frances Anne Elizabeth Richard – 7,092,279 shares
Cheung Ka Ho – 7,092,279 shares
Jill Marie Franklin – 7,092,279 shares
Peter Stuart Allenby Edwards – 7,092,279 shares

Cheng Yee Wing Betty - 4,425,718 shares

Wong See Wai - 4,425,718 shares

(b)

Percent of class:

Morningside Technology Ventures Ltd – 5.6%

MTVL, LLC – 3.5%

Frances Anne Elizabeth Richard – 5.6%
Cheung Ka Ho – 5.6%
Jill Marie Franklin – 5.6%
Peter Stuart Allenby Edwards – 5.6%

Cheng Yee Wing Betty – 3.5%

Wong See Wai – 3.5%

(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

Morningside Technology Ventures Ltd – 0 shares

MTVL, LLC – 0 shares

Frances Anne Elizabeth Richard – 0 shares
Cheung Ka Ho – 0 shares
Jill Marie Franklin – 0 shares
Peter Stuart Allenby Edwards – 0 shares

Cheng Yee Wing Betty – 0 shares

Wong See Wai – 0 shares

(ii)

Shared power to vote or to direct the vote

Morningside Technology Ventures Ltd – 7,092,279 shares

MTVL, LLC - 4,425,718 shares

Frances Anne Elizabeth Richard – 7,092,279 shares
Cheung Ka Ho – 7,092,279 shares
Jill Marie Franklin – 7,092,279 shares
Peter Stuart Allenby Edwards – 7,092,279 shares

Cheng Yee Wing Betty - 4,425,718 shares

Wong See Wai - 4,425,718 shares

(iii)

Sole power to dispose or to direct the disposition of

Morningside Technology Ventures Ltd – 0 shares

MTVL, LLC – 0 shares
Frances Anne Elizabeth Richard – 0 shares
Cheung Ka Ho – 0 shares
Jill Marie Franklin – 0 shares
Peter Stuart Allenby Edwards – 0 shares

Cheng Yee Wing Betty – 0 shares

Wong See Wai – 0 shares

(iv)

Shared power to dispose or to direct the disposition of

Morningside Technology Ventures Ltd – 7,092,279 shares

MTVL, LLC - 4,425,718 shares

Frances Anne Elizabeth Richard – 7,092,279 shares

Cheung Ka Ho - 7,092,279 shares

Jill Marie Franklin – 7,092,279 shares

Peter Stuart Allenby Edwards – 7,092,279 shares

Cheng Yee Wing Betty - 4,425,718 shares

Wong See Wai - 4,425,718 shares

This statement is filed by: (i) Morningside Technology Ventures Ltd., a British Virgin Islands exempted company (“Morningside”), with respect to the Common Stock directly and beneficially owned by it; (ii) MTVL, LLC, a Delaware limited liability company, with respect to the Common Stock directly and beneficially owned by it; (iii) Frances Anne Elizabeth Richard, with respect to the Common Stock beneficially owned by her as a result of her position as a director with Morningside; (iv) Cheung Ka Ho, with respect to the Common Stock beneficially owned by him as a result of his position as a director with Morningside; (v) Jill Marie Franklin, with respect to the Common Stock beneficially owned by her as a result of her position as a director of Morningside; (vi) Peter Stuart Allenby Edwards, with respect to the Common Stock beneficially owned by him as a result of his position as a director with Morningside; (vii) Cheng Yee Wing Betty, with respect to the Common Stock beneficially owned by her as a result of her position as a manager with MTVL, LLC; and (viii) Wong See Wai, with respect to the Common Stock beneficially owned by him as a result of his position as a manager with MTVL, LLC. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Frances Anne Elizabeth Richard, Cheung Ka Ho, Jill Marie Franklin, and Peter Stuart Allenby Edwards are the directors of Morningside and share voting and dispositive power with respect to the securities held by Morningside and MTVL. Ms. Richard, Mr. Cheung, Ms. Franklin and Mr. Edwards each disclaim beneficial ownership of the securities owned directly by Morningside and MTVL. Cheng Yee Wing Betty and Wong See Wai are the managers of Morningside and share voting and dispositive power with respect to the securities held by MTVL. Ms. Cheng and Mr. Wong each disclaim beneficial ownership of the securities owned directly by MTVL. Morningside is ultimately wholly beneficially owned by a family trust established by Madam Chan Tan Ching Fen.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See attached for identification of Members of the Group.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

February 14, 2022
Date

MORNINGSIDE TECHNOLOGY VENTURES LTD.

By:	/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard, Director

MTVL, LLC

By:	/s/ Cheng Yee Wing Betty
Cheng Yee Wing Betty, Manager

/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard

/s/ Cheung Ka Ho
Cheung Ka Ho

/s/ Jill Marie Franklin
Jill Marie Franklin

/s/ Peter Stuart Allenby Edwards
Peter Stuart Allenby Edwards

/s/ Cheng Yee Wing Betty
Cheng Yee Wing Betty

/s/ Wong See Wai
Wong See Wai